SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

2 April 2020

Prudential plc

NOTICE OF ANNUAL GENERAL MEETING 2020

Prudential plc today announces that its Notice of Meeting for the 2020 Annual General Meeting, to be held on Thursday 14 May 2020 at 11.00am, is available to view on the Group's website at www.prudentialplc.com.  A copy of the Notice of Meeting and proxy card will be available for inspection at www.morningstar.co.uk/uk/NSM in due course. Printed copies of the Notice of Meeting will today be posted to those shareholders who have requested to receive a hard copy.

Coronavirus (Covid-19)

At the time the Notice of Meeting went to print, the Meeting was scheduled to be held at the QEII Centre, Broad Sanctuary, Westminster, London SW1P 3EE. However, the Board notes the guidance issued by the UK Government on 23 March 2020, restricting social gatherings for a period of three weeks from that date in view of the Covid-19 pandemic, and the fact that if such guidance remains in place on the date of the Meeting, shareholders will be prohibited from attending the Meeting.

Given the UK Government's current guidance and the uncertainty around what measures will be in place at the time of the Meeting, the Board requests that shareholders do not attend but instead, encourages them to submit their proxies as early as possible to enable their vote to be counted. We are closely monitoring the evolving situation, and will confirm final arrangements in due course. Shareholders should visit https://www.prudentialplc.com/investors/shareholder-information/agm/2020 for the latest updates.

Additional information:

Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America, nor with the Prudential Assurance Company, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

Contact:

Beth Hargreaves, Assistant Company Secretary, +44 (0) 20 3977 9292
Chris Smith, Deputy Group Secretary, +44 (0) 20 3977 9639

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 02 April 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Chris Smith

Chris Smith
Deputy Group Secretary